REPORT OF SHAREHOLDER MEETING UNAUDITED

On September 26, 2005, a shareholder meeting of the OFI Tremont Core Strategies
Hedge Fund was held at which the eleven Trustees identified below were elected
(Proposal No. 1). The meeting was adjourned until October 4, 2005 for Proposal
2. At the meeting on October 4, 2005, the total votes cast (89,494.42 shares) were not sufficient to meet the quorum requirements necessary to hold a valid shareholder meeting. As a result, the sub-proposals in Proposal 2, as described in the Fund's proxy statement for that meeting, were not approved.
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

PROPOSAL 1.

NOMINEE                         FOR             WITHHELD        TOTAL
TRUSTEES
Matthew P. Fink                 89,494.42       0.00            89,494.42
Robert G. Galli                 89,494.42       0.00            89,494.42
Phillip A. Griffiths            89,494.42       0.00            89,494.42
Mary F. Miller                  89,494.42       0.00            89,494.42
Joel W. Motley                  89,494.42       0.00            89,494.42
John V. Murphy                  89,494.42       0.00            89,494.42
Kenneth A. Randall              72,086.68       17,407.74       89,494.42
Russell S. Reynolds, Jr.        89,494.42       0.00            89,494.42
Joseph M. Wikler                89,494.42       0.00            89,494.42
Peter I.Wold                    89,494.42       0.00            89,494.42
Clayton K. Yeutter              72,086.68       17,407.74       89,494.42

PROPOSAL 2.
                                        FOR             AGAINST         ABSTAIN TOTAL
2A: Borrowing                           47,424.22       42,070.20       0.00    89,494.42

2D: Lending                             64,831.96       24,662.46       0.00    89,494.42

2E: Real Estate and Commodities         89,494.42       0.00            0.00    89,494.42

2F: Senior Securities                   89,494.42       0.00            0.00    89,494.42
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